Exhibit 99.1

ASX Announcement September 27, 2023

Advanced Health Intelligence to play a pivotal role in Bearn Collaboration with AIG Insurance

Highlights

●	AHI partner Bearn LLC (“Bearn”) signs transformative commercial partnership with US insurance conglomerate American International Group Inc. (“AIG”).

●	AHI biometrics to be used in Bearn and AIG partnership to acquire and streamline underwriting solutions.

●	AIG reported over USD$50 billion in revenue in 2022.

●	AIG + Bearn distribution to cover over 6 million lives across the USA and Canada.

●	Bearn plans to launch the integrated platform in November 2023.

●	Bearn rewards users with real cash for achieving better health outcomes.

South Perth, Australia, September 27, 2023 – Advanced Health Intelligence Ltd (ASX: AHI) (NASDAQ: AHI) (“AHI” or the “Company”) is pleased to inform shareholders that AHI’s partner, Bearn LLC, has signed a transformative commercial partnership with US insurance conglomerate American International Group, Inc., (NYSE: AIG). This alliance aims to redefine the paradigms of insurance acquisition, retention, and policy underwriting across the USA and Canada.

The partnership with Bearn is grounded in AHI’s cutting-edge digital health assessment methodologies, employing tools such as the AHI FaceScan and BodyScan, wearable devices like the Apple Watch and Fitbit, and integrated consumer applications like Instacart, Calm and Accuro smart scales. Prioritising precision and efficiency, the initiative guarantees that users obtain insurance solutions crafted to their distinct health profiles with speed and accuracy.

AHI’s advanced risk assessment technology stands as the cornerstone of the Bearn-AIG partnership, seamlessly integrating our cutting-edge health assessments with insurance practices. AHI’s innovative solutions make the ability to digitally comprehend health metrics and identify potential risks unparalleled. This simplifies the underwriting process and furnishes insurers with unprecedented insights, and by harnessing these insights, insurers can craft optimal coverage tailored to individual needs. Furthermore, this understanding aids insurers in devising strategies and resources to assist policyholders in leading healthier and more prolonged lives.

A pivotal component of this collaboration is the comprehensive risk assessment scanning technology developed by AHI. Together, Bearn and AHI champion the dawn of proactive healthcare, emphasising early detection of chronic ailments and providing accurate health vitals. This collaboration moves beyond reinventing health assessments—it’s about bestowing individuals with deeper insights and knowledge about their health, democratising preventive care. While Apple Health and others are aggregating data, Bearn and AHI are making data actionable and assisting users in directionalizing the all-needed answer to “what to do next”.

Adding another layer to this innovative alliance, Bearn introduces a unique reward platform designed to incentivise and reward users for proactive participation in their health betterment.

This game-changing approach not only boosts user engagement but also fosters a culture of health-consciousness, encouraging users to take active steps towards healthier lifestyles. Rewards and incentives are tailored to the individual to match motivation and relevance to drive behavioural change.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

ASX Announcement September 27, 2023

The potential reach and impact of this partnership is staggering, targeting a large audience of over 6 million users.

Beyond the vast numbers, the enriched user experience, streamlined processes, and swift policy underwriting truly set thw Bearn-AIG collaboration apart. It’s a testament to the potential of technology and innovative thinking reshaping the health and insurance sectors.

Bearn and AIG Insurance are set to launch their new and innovative solution in November 2023. Bearn and AIG Insurance have entered into a commercial agreement aimed at transforming the insurance industry’s user acquisition, retention, and policy underwriting offerings.

With a targeted reach encompassing an expansive demographic of 6 million users throughout both the USA and Canada, this partnership is set to streamline and expedite the underwriting process significantly. Harnessing the power of AHI’s digital health evaluations, including FaceScan and BodyScan integrations with wearables such as the Apple Watch and Fitbit, from the interconnected applications, Bearn and AIG are positioned to provide uniquely crafted Biometric risk profiles for insurance plans tailored to the individual nuances of each user. This innovative methodology elevates the user journey and introduces a level of operational efficiency unparalleled in the insurance industry.

Sample Dashboard of the combined Bearn / AHI data visualisation.

Samantha Green
Gender: Female | Age: 34 | Height: 5'10" | Weight: 140
September 14, 2023
Consent
MEMBERSHIP TYPE: PREMIUM
76
90/141
21
3.5
HEALTH SCORE
20
HEALTHY DAYS
ALL-TIME REWARDS
Movement
Sleep
Mindfulness
Nutrition
HEALTH RECOMMENDATIONS
22.1
Body Fat
138.3
Weight
34.6
Chest
22.1
Waist
22.1
Hips
22.1
Thighs

AHI anticipates that revenue generation through this agreement will commence upon the initial deployment of the solution. AHI will continuously update our shareholders regarding the progress leading up to and including the commercial launch. Pricing options for Bearn are offered as single-use or annual subscriptions, as has been previously communicated to the market, with rates ranging from USD $2.99 to USD $6.99.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

ASX Announcement September 27, 2023

Vlado Bosanac, Founder and Head of Strategy, said:

“At AHI, we’ve consistently pushed the limits, challenging traditional conventions and breaking health assessment boundaries. This collaboration with Bearn is a testament to our innovation and excellence. The inclusion of our state-of-the-art risk assessment scanning technology in this dynamic alliance with Bearn and AIG further acknowledges the need to use technology that provides the industry with better solutions, which will benefit the policyholder.

It signifies a monumental shift in the insurance landscape. We are on the brink of an era where digital health assessments don’t just support insurance processes; they redefine them. By merging accurate, rapid health insights with insurance underwriting, we’re paving the way for more personalised, efficient, and impactful insurance solutions for millions.”

Aaron Drew, Founder and CEO of Bearn said:

“Uniting with AIG and leveraging AHI’s technological expertise has allowed us to envision and actualise ground-breaking changes to be prescriptive with a user’s health and wellness through data-driven insights. Our dynamic incentive and outcome engine adds a unique dimension, making health assessments not just routine but also rewarding. We’re reimagining a world where taking care of one’s health is as enticing as it is essential.

Such strategic collaborations herald a future where health technology and insurance are seamlessly intertwined, driving innovation and user-centric advancements”.

About American International Group, Inc,

AIG stands as a steadfast ally for its clients, embodying a blend of expertise and dedication aimed at demystifying risk, thereby transforming potential into tangible progress.

As a global leader in the risk domain, AIG not only commands a prominent position in offering commercial and personal insurance solutions but also holds a reputation as an active global citizen committed to initiating positive change.

The firm boasts one of the world’s most extensive property-casualty networks, with an inclusive portfolio encompassing Liability, Financial Lines, Property, Global Specialty, Crop Risk Services, Personal Lines, and Accident and Health insurance products.

More than just an insurance leader, AIG is deeply invested in addressing pressing global challenges, ranging from combating climate change to fostering diversity and inclusion within the workforce. In every endeavour, AIG is not merely a participant but a trailblazer, spearheading change and contributing positively to the communities it diligently serves.

For more information, please go to: https://aig.com/

About Bearn LLC

Bearn is an exciting and new multi-sided health platform that has a unique experience for consumers, advertisers, and corporations. It allows users to earn cash for exercising while interfacing with health and fitness brands, all while building a health profile.

Bearn is a SaaS technology company that has developed a patent-pending platform that engages employers, healthcare payers, and other health and wellness stakeholders.

The Bearn platform offers a highly unique, customisable, and scalable business solution leveraging the Internet of Medical Things and Wearables (IoMT). The platform is tailored as a B2B solution for organisations that wish to drive engagement and retention in healthcare-related programs, such as activities that promote health, wellness, fitness lifestyles, and chronic disease management.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

ASX Announcement September 27, 2023

The Bearn solution combines technology, validated data, science, and people, all aligned to improve the probability that targeted behavioural changes occur in terms of overall health and wellness. Bearn is one of the first to move away from a “one size fits all” approach to wrap around the individual member. Bearn provide this value and capability under the umbrella of a unique business model that allows you to earn for your efforts and further gamifies the experience with exciting technologies such as 3D body scanning abilities, contests, and challenges.

In addition to consumers being able to earn cash for active calories burned, Bearn is creating the first-ever health credit score for consumers. This unique, proprietary Health Credit Score, similar to a financial FICO score, will aggregate multiple sources of verified health information in one place, enabling users to assess their “individual” health status and identify areas to focus on for their own unique, specific improvements. Allowing portability of a health credit score across platforms with universal acceptance creates the opportunity to lower healthcare costs for payers, employers and all members of the ecosystem.

For more information, please go to: https://bearn.co/

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Limited E: admin@ahi.tech

The Board of Advanced Health Intelligence Ltd has approved this announcement.

About Advanced Health Intelligence Ltd

Advanced Health Intelligence (AHI) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies all over the world via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk;

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates;

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4